UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number  0-23712

 (Check One):

[  ]

Form 10-K

[    ] Form 11-K

[    ] Form N-SAR  [    ] Form 10-D

[X]

Form 10-Q

[    ] Form 20-F

[    ] Form N-CSR

For Period Ended:  July 31, 2009

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full Name of Registrant:  The Quantum Group, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street Number):   3420 Fairlane Farms Road, Suite C

City, State and Zip Code:  Wellington, Florida 33414

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

[ X ]        (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]        (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]        (c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-D, N-SAR or N-CSR, or transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009 (the “Quarterly Report”) cannot be filed within the prescribed time period because of the additional time required to finalize the Quarterly Report and the consolidated financial statements included therein, which work cannot be completed without unreasonable effort and expense. The Registrant and its independent registered public accounting firm are working diligently to complete the Quarterly Report as expeditiously as possible. The Registrant expects that the Quarterly Report will be filed within the time allowed by this extension.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Noel J. Guillama	561	798-9800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed?  If the answer is no, identify report (s):    [X]  Yes  [   ]  No

 (3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?               [    ]  Yes  [ X ]  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quantum Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 14, 2009

By:  /s/ Noel J. Guillama

Name:

Noel J. Guillama

Title:

President and Chief Executive Officer

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